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                                                                    EXHIBIT 99.1

                                  SIFY LIMITED

            Regd. Office: 2nd Floor, Tidel Park, 4, Canal Bank Road,
                        Taramani, Chennai 600 113, India.

                                     NOTICE

NOTICE is hereby given that the Eighth Annual General Meeting of Sify Limited will be held on Friday, December 10, 2004 at 10.00 A.M. at the Registered Office of the Company at 2nd floor, TIDEL Park, 4, Canal Bank Road, Taramani, Chennai - 600 113, India.

ORDINARY BUSINESS

1. To adopt the audited Balance Sheet as of March 31, 2004 and the Profit and Loss Account, the Auditors' Report and the Directors' Report for the year ended March 31, 2004.

2. To appoint a Director in place of Dr T H Chowdary, Director, who retires by rotation, and being eligible, offers himself for reappointment.

3. To appoint a Director in place of Mr Sandeep Reddy, Director, who retires by rotation, and being eligible, offers himself for reappointment.

4. To reappoint auditors to hold office from the conclusion of this Annual General Meeting, for a further period of one year i.e. till the conclusion of the next Annual General Meeting and fix their remuneration.

      RESOLVED THAT M/s BSR & Co., (formerly M/s Bharat S Raut & Co.) Chartered Accountants, be and are hereby reappointed as the auditors of the Company for a further period of one year i.e. till the conclusion of next Annual General Meeting at a fee to be determined by the Board of Directors in consultation with the Auditors which fee may be paid on a progressive billing basis to be agreed between the Auditors and the Board of Directors.

SPECIAL BUSINESS

5.    APPOINTMENT OF MR SRINIVASA C RAJU AS A DIRECTOR.

      To consider and if thought fit to pass with or without modifications, the following resolution as an Ordinary Resolution:

      RESOLVED THAT Mr Srinivasa C Raju, who was appointed as an Additional Director of the Company by the Board and who ceases to hold office under
      Section 260 of the Indian Companies Act, 1956, and in respect of whom a notice under Section 257 of the Indian Companies Act, 1956 has been received by the Company proposing his candidature for the office of Director, be and is hereby appointed as a Director of the Company.

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6.    APPOINTMENT OF MR B RAMA RAJU AS A DIRECTOR.

      To consider and if thought fit to pass with or without modifications, the following resolution as an Ordinary Resolution:

      RESOLVED THAT Mr B Rama Raju who was appointed as an Additional Director of the Company by the Board and who ceases to hold office under Section 260 of the Indian Companies Act, 1956, and in respect of whom a notice under Section 257 of the Indian Companies Act, 1956 has been received by the Company proposing his candidature for the office of Director, be and is hereby appointed as a Director of the Company.

7.    AMENDMENT TO ARTICLES OF ASSOCIATION.

      To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

      RESOLVED that pursuant to Section 31 and other applicable provisions, if any, of the Indian Companies Act, 1956, (including any statutory modification or re-enactment thereof, for the time being in force), the Articles of Association of the company be amended, by incorporating the following:

      a.    Delete Article 6B (a).

      b.    Delete Article 8.

      c.    Delete Article 11.

      d.    Delete Article 11A.

      e.    Delete Article 11B.

      f.    Delete Article 11D.

      g.    Delete the existing Article 13 and substitute with the following:

            "BSE means "The Stock Exchange, Mumbai" of India, NSE means "National Stock Exchange" of India and NASDAQ means "NASDAQ Stock Market Inc." of USA.

      h.    Delete Article 17.

      i.    Delete Article 18A (1).

      j. Amend Article 18A (3) - Notice of Board Meetings - to change 7 business days notice instead of 15 business days.

      k.    Delete Article 18A (4).

      l.    Delete Article 18C.

      m.    Delete the existing Article 21 and substitute with the following:

            Unless otherwise determined by the Company in a General Meeting, the number of Directors of the Company shall not be less than three or more than nine including nominated, technical or special Directors, any and inclusive of any other type of Directors of the Board.

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      n     Delete the existing Article 28 and substitute with the following:

            A Board meeting may be called by the Chairman of the Board of Directors or Managing Director or any two other Directors giving notice in writing to the Company Secretary, specifying the date, time and agenda for such meeting.

      o.    Delete Article 35A 3 (a) & (b).

      p.    Delete Article 35B.

      q.    Delete the existing Article 38 and substitute with the following:

            The Board shall have the right to appoint one of the Directors of the Company as the Chairman of the Board of Directors of the Company. The Chairman shall not have an additional deciding vote in the event of a tied vote.

            In any meeting of the Board, if the Chairman is not present within fifteen minutes after the time appointed for holding the same, the Directors present may choose one of their members to be the Chairman of the Meeting.

8.    SPONSORING OF AN ADS ISSUE

      To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

a) RESOLVED THAT subject to the approval, consent, permission and sanction of the Foreign Investment Promotion Board, Government of India, Reserve Bank of India, Ministry of Finance, Department of Company Affairs and any other appropriate authorities, institutions or regulators as may be necessary and subject to such conditions as may be prescribed by any of them in granting any such approval, consent, permission or sanction, the Board of Directors (hereinafter referred to as the `Board', which term shall be deemed to include any Committee thereof) be and are hereby authorised on behalf of the Company, in accordance with FEMA, to sponsor the issue of American Depository Shares (hereinafter referred to as "ADS") in multiple tranches with an Overseas Depository against existing Equity Shares of the Company deposited by the shareholders of the Company (hereinafter referred to as the "Equity Shareholders"), pursuant to an option given to the Equity Shareholders in terms of the Sponsored ADR Regulations, (hereinafter referred to as "Sponsored ADS Offering" which includes Offerings, in the case of multiple tranches), on such terms and conditions as the Board may in its absolute discretion deem fit, and to cause allotment to the investors in such foreign markets (whether institutions and / or incorporated bodies and/or individuals or otherwise and whether such Investors are members of the company or otherwise) of ADS by the Overseas Depository, where each such ADS shall represent one existing fully paid up Equity Share of par value Rs.10 per share, deposited pursuant to the Sponsored ADS offering, and the size of the Sponsored ADS Offering shall not be greater than 15,720,800 Equity Shares.

b) RESOLVED FURTHER THAT the Company through the Overseas Depository sponsor the issue of Depository Receipts in multiple tranches representing the underlying Equity Shares deposited pursuant to the Sponsored ADS Offering and implement the agreements, if any, between the shareholders as to the time and manner of Sponsored ADS Offering.

c) RESOLVED FURTHER THAT for the purpose of giving effect to the Sponsored ADS Offering or the allotment of the ADSs, the Board and other designated officers of the Company be and are hereby

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      authorised on behalf of the Company, to do all such acts, agreements, deeds, documents, incur costs in connection with the Sponsored ADS Offering and to do things as it may at its discretion deem necessary or desirable for such purpose including without limitation, circulation and the Invitation to Offer to all the Equity Shareholders, filing a Registration Statement and other documents with the United States Securities and Exchange Commission (SEC), listing the securities on the Nasdaq National Market and entering into underwriting, indemnification, escrow, marketing and depository arrangements in connection with the Sponsored ADS Offering, as it may in its absolute discretion deem fit.

d) RESOLVED FURTHER THAT the pricing of the Sponsored ADS Offering be determined by the Lead Manager, in accordance with the provisions of Regulation 4B (i) of the FEMA Notification No. 41/2001 dated 2 March 2001.

e) RESOLVED FURTHER THAT the Board be and is hereby authorised to determine all terms and conditions of the Sponsored ADS Offering, settle all questions, difficulties or doubts that may arise in regard to the Sponsored ADS Offering, offer or allotment of ADS and in complying with the Sponsored ADR Regulations, nature and manner of offering in case any of the existing shareholders do not opt for disinvestment through ADS as the Board may in its absolute discretion deem fit, without being required to seek any further clarification, consent or approval of the members or otherwise to the end and intent that the members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

f) RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of its powers conferred to any Committee of Directors or Managing Director or any other Officer(s) of the Company to give effect to these aforesaid resolutions.

Chennai,  India                                        By Order of the Board
November 11, 2004                                      For Sify Limited

                                                       V Ramasubramanian
                                                       Company Secretary

NOTES:

1. A member entitled to attend and vote at the meeting is entitled to appoint a Proxy and such proxy need not be a member of the Company. In order to be effective, proxies must be received by the Company not less than 48 hours before the commencement of the meeting.

2. An Explanatory Statement pursuant to Section 173(2) of the Indian Companies Act, 1956, is annexed hereto.